July 22, 2020

VIA EDGAR CORRESPONDENCE

Ms. Jeanne Baker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE: Cumberland Pharmaceuticals Inc.
Form 10-K for the Fiscal year Ended December 31, 2019 and Form 8-K filed May 20, 2020
File No. 001-33637

Dear Ms. Baker:
This letter is provided on behalf of Cumberland Pharmaceuticals Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 8, 2020 to Michael Bonner with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019, File No. 001-33637, which was filed by the Company on March 20, 2020 (“Form 10-K”), and Form 8-K, File No. 001-33637, which was filed by the Company on May 20, 2020 (“Form 8-K”).
The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following. Defined terms used herein and not otherwise defined herein have the meanings given to them in the Form 10-K.
* * * * *
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 9A – Controls and Procedures, page 73
1.Comment: Your conclusion refers to only a portion of the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.
Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without

U.S. Securities and Exchange Commission
July 22, 2020

limitation, controls and procedures designed to ensure that the information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure.
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.
The Company will more fully articulate the information above in future filings.
Item 2.02 Form 8-K filed May 20, 2020
Exhibit 99.1, page 10
Comment: Please explain how you determine the adjustment for the “impact of Vibativ cost of product sold” to arrive at your non-GAAP measure, Adjusted Earnings from continuing operations. For example, clarify whether the adjustment relates to the entirety of the $21,550,000 of inventory acquired that is allocated to cost of sales for the periods presented. Explain to us how it represents a non-cash impact and why you characterize the inventory as being acquired at no additional cost to the consideration paid to Theravance. Please tell us the remaining amount of inventory you expect to impact this measure in future periods and how long you expect it to be a material adjustment. Tell us how you considered Rule 100(b) of Regulation G in evaluating the propriety of the adjustment, given the net revenue for Vibativ included in net income and adjusted earnings from the sale of this inventory in the periods presented.

Response: In response to the Staff’s comments, the Company is respectfully providing the following additional information requested.
In the calculation of Adjusted Earnings, an adjustment for the “impact of Vibativ® cost of product sold” relates to the amount of finished goods inventory that was allocated as a “costs of sales” expense associated with shipments of Vibativ during each period presented. This is a non-cash item, as a significant amount of finished goods inventory was included in the payment for the assets acquired when the Company purchased the Vibativ brand from Theravance Biopharma (“Theravance”) in 2018. The fair value of these finished goods included in the transaction totaled $6,624,000 of the $21,550,000 inventory acquired. The remaining $14.9 million in inventory represents raw materials and work in process.
The $6.6 million of finished goods is being expensed as a cost of sales during each period as the inventory is sold. Because it represents a non-cash expense, the Company is adding it back in

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July 22, 2020

the calculation of Adjusted Earnings. This inventory is being sold over a multi-year period and the Company has been consistently including it as a component in the Adjusted Earnings calculation and plans to continue to do so until it is depleted.
The Company acquired Vibativ, which is approved by the Food and Drug-Administration (“FDA”), based on the product’s revenue, operating results and market share. When Cumberland determined the purchase price for this FDA-approved brand, it was based on Vibativ’s operating results and the operating margins that Vibativ provided to Theravance. As part of the acquisition, Theravance also provided inventory (finished goods, work in process and raw materials), as Theravance would no longer be selling units of Vibativ following the closing. Therefore, Cumberland viewed the transfer of inventory as assets acquired by the Company for the consideration paid to Theravance.
As part of the purchase price allocation and the fair value GAAP rules surrounding inventory, Cumberland was required to increase (step up) to fair value the finished goods inventory to approximately $6.6 million. This value represented a significant increase compared to Theravance’ s, as prior to the divestiture of the product, Theravance had a $3 million book value for these same finished goods. Had the value for this inventory been instead assigned to intellectual property, which is an amortizable intangible asset, the use of the associated assets would have been expensed as amortization. Amortization is a component of the non-GAAP measure, Adjusted Earnings from continuing operations. As a result of the above, the Company considers the sale of these units as non-cash and notes the inventory was acquired at no additional cost.
As of March 31, 2020, the remaining inventory obtained from Theravance was comprised of approximately $2.7 million in Vibativ finished goods and approximately $7.3 million in substantially completed Vibativ work in process inventory. The Company expects that these non-cash cost of sales associated with this inventory will continue to impact its Adjusted Earnings measure, throughout the balance of 2020. The Company expects that the adjustments will continue through 2021 and potentially part of 2022, depending on how rapidly the inventory is sold.
The Company expects that once new supplies of the product are manufactured, its future costs of products sold for Vibativ will be lower than it is currently experiencing. In those future periods, the Company expects that it will incur cash expenses, rather than the current non-cash expense, and it will have an improved gross margin.
Cumberland evaluated the financial impact of the inventory acquired at no additional costs and management believes that this adjustment provides meaningful information to investors about Cumberland’s Vibativ operations and provides comparability of results in the historical and future periods presented.

U.S. Securities and Exchange Commission
July 22, 2020

For these reasons, Cumberland believes that this adjustment will make the Adjusted Earnings measure more meaningful to the users of its financial statements in understanding the performance of its business over time. As a result, Adjusted Earnings that includes an adjustment for the impact of Vibativ cost of product sold results in transparent disclosure that reflects the Company’s ongoing operations. The Company notes that Rule 100(b) of Regulation G only precludes the use of non-GAAP measures that are deemed misleading. The Company believes that the consistent presentation of Adjusted Earnings with the appropriate disclosure labelling the nature and purposes of the measure are not misleading to investors.
* * * * *
The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We trust that Company has been responsive to the Commission’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 255-0068.

             Sincerely,

             CUMBERLAND PHARMACEUTICALS, INC.

             /s/ Michael Bonner
             Name: Michael Bonner
             Title: Chief Financial Officer

Enclosure